                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of March, 2002


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated March 19, 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SoftCare EC Inc.
                                                     (Registrant)

Date :   19 March 2002                             By: /S/ Martyn Armstrong
                                                      ------------------------
                                                          President & CEO
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                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,389,189
                                                               SYMBOLS: SCE-CDNX
                                                                       SFCEF-OTC
                                                                        NR-02-04



               SOFTCARE EC INC. SIGNS ALARIS WORLDWIDE AS RESELLER
               ---------------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, MARCH 19, 2002 - SoftCare EC Inc. (CDNX:SCE, OTC:SFCEF), www.softcare.com is pleased to announce Alaris Worldwide has been retained in a reselling capacity. Alaris' focus will be on key accounts in the private label and the national brand verticals and to develop a strong revenue stream for SoftCare's PRIVATELABELHOME.COM portal and the OpenEC(R) Business Process Integration Software.

Alaris Worlwide is located in New York, provides manufacturers and retailers with the strategic vision, infrastructure and marketplace access needed to grow businesses domestically and globally. The company brings "In-Market Touch" via trade networking, marketing and sales support.

"ALARIS WORLDWIDE IS DELIGHTED TO ADD SOFTCARE EC INC. TO OUR GROWING ROSTER OF CLIENTS," SAID BOB MCCLAIN, ALARIS WORLDWIDE'S MANAGING PARTNER. "THE STRENGTH OF SOFTCARE EC'S PRODUCTS AND OUR UNIQUE ABILITY TO PENETRATE RETAIL MARKETS MAKE THIS AN EXCITING ENDEAVOR."

"WE ARE VERY EXITED TO BE WORKING WITH ALARIS WORLDWIDE AND HAVING THEM INTRODUCE OUR PRODUCTS TO TOP FOOD AND DRUG RETAILERS IN BOTH THE PRIVATE LABEL VERTICAL AS WELL AS EXPANDING THE MARKETS FOR OUR OPEN EC SOFTWARE SOLUTIONS ," SAID MARTYN A. ARMSTRONG, PRESIDENT AND CEO OF SOFTCARE EC INC. "SOFTCARE EC INC. ANTICIPATES GREAT RESULTS FROM THIS RELATIONSHIP."

SoftCare develops business process integration software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,

/S/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 Tel
604 983 8056 fax
cmassey@softcare.com
--------------------

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.